Exhibit 6.9

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made this 1st day of July, 2015, by and between CHINO COMMERCIAL BANK, N.A. (the "Bank"), having its main office at 14245 Pipeline Avenue, Chino, California 91710, and DANN H. BOWMAN ("Executive"), whose residence address is 5481 Arena Way, Fontana, California 92336.

WHEREAS, the Bank is a national banking association, with power to own property and carry on its business as it is now being conducted;

WHEREAS, the Bank desires to avail itself of the skill, knowledge and experience of Executive in order to insure the successful management of its business; and

WHEREAS, the parties hereto desire to specify the terms and conditions of Executive's employment by the Bank;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and intending to be legally bound, it is agreed that from and after July 1, 2015 (the "Effective Date"), the following terms and conditions shall apply to Executive's said employment:

A.    TERM OF EMPLOYMENT

1.    Term.   The Bank hereby employs Executive and Executive hereby accepts employment with the Bank for the period of three (3) years (the "Term") commencing with the Effective Date, subject, however, to prior termination of this Agreement, as hereinafter provided. Where used herein, "Term " shall refer to the entire period of employment of Executive by The Bank hereunder, whether for the period provided above, or whether terminated earlier as hereinafter provided.

B.    DUTIES OF EXECUTIVE

1.    Duties.     Executive shall perform the duties of President and Chief Executive Officer of the Bank, subject to the powers by law vested in the Board of Directors of the Bank and in the Bank's shareholders. During the Term, Executive shall perform exclusively the services herein contemplated to be performed by Executive faithfully, diligently and to the best of Executive's ability, consistent with the highest and best standards of the banking industry and in compliance with all applicable laws and the Bank's Articles of Association and Bylaws.

2.     Conflicts of Interest.    Except as permitted by the prior written consent of the Board of Directors of the Bank, Executive shall devote Executive's entire productive time, ability and attention to the business of the Bank during the Term and Executive shall not directly or indirectly render any services to any other person, firm or corporation, whether for compensation or otherwise, which are in conflict with the Bank's interests. Notwithstanding the foregoing, Executive may make investments of a passive nature in any business or venture, provided however, that such business or venture is neither in competition, directly or indirectly, in any manner with the Bank nor a customer of the Bank.

C.    COMPENSATION

1.    Salary.   For Executive's services hereunder, the Bank shall pay or cause to be paid as annual base salary to Executive: One-Hundred, Seventy-Six Thousand, Dollars ($176,000) for the first year of the Term, commencing July 1, 2015 and continuing through June 30, 2016; One-Hundred, Eighty-Five Thousand, Dollars ($185,000) for the second year of the Term, commencing July 1, 2016 and continuing through June 30, 2017; and One-Hundred, Ninety-Four Thousand, Dollars ($194,000) for the year of the Term, commencing July 1, 2017 and continuing through June 30, 2018. Said salary shall be payable in equal installments in conformity with the Bank's normal payroll practice.

2.    Bonuses.

(a)   Incentive Bonus Compensation    Executive shall receive annual incentive bonus compensation equal to five percent (5.0%) of the net income (after Federal and State income taxes) of the Bank for each fiscal year during the Term. For purposes of this Paragraph C.2(a), net income shall be determined based upon the Bank's audited annual financial statements and such bonus shall be payable to Executive upon certification of such financial statements by the Bank's independent accountants.

(b)   Discretionary Bonuses.   In addition, Executive may receive such bonuses, if any, as the Board of Directors in its sole discretion shall determine.

D.   EXECUTIVE BENEFITS

1.    Vacation.    Executive shall be entitled to up to four (4) weeks of vacation for each remaining year of the Term, which vacation shall be taken at such times as are agreed upon by Executive and the Board of Directors; provided, however, that during each year of the Term, Executive is required to, and shall take at least two (2) weeks" of said vacation (the "Mandatory Vacation"), which shall be taken consecutively. Accrual for unused vacation time shall be determined in accordance with the Bank's Personnel Policy as if in effect from time to time.

2.   Automobile.   Commencing on the Effective Date and during the entire Term hereunder, the Bank shall pay to Executive an automobile allowance of Six Hundred Dollars ($600) per month or furnish said Executive with a Bank-owned automobile.

3.    Group Medical and Life Insurance Benefits.   The Bank, at its expense, shall provide for Executive medical, dental, accident and health, and income continuation insurance benefits (including disability) benefits in accordance with the Bank's Personnel Policy as in effect from time to time, except that in any event, Executive shall be provided with term life insurance benefits of at least $500,000. Said coverage shall be in existence or shall take effect as of the Effective Date hereof and shall continue throughout the Term. Executive shall be the individual owner of such life insurance policy with all associated benefits. The Bank's liability to Executive for any breach of this Paragraph D.3 shall be limited to the amount of premiums payable by the Bank to obtain the coverage contemplated herein. Said coverage shall be in existence or shall take effect as of the Effective Date and shall continue throughout the Term.

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4.     Stock Option.     No additional stock options are included in this contract renewal over and above any options which may have been previously awarded.

E.    REIMBURSEMENT FOR BUSINESS EXPENSES

Executive shall be entitled to reimbursement by the Bank for ordinary and necessary business expenses (the general nature of which shall be established by the Board of Directors) incurred by Executive in the performance of Executive's duties when acting for the Bank during the Term, provided that:

1.     Each such expenditure is of a nature qualifying it as a proper deduction on the Federal and State income tax returns of the Bank as a business expense and not as compensation to Executive; and

2.    Executive furnishes to the Bank adequate records and other documentary evidence required by Federal and State statutes and regulations issued by the appropriate taxing authorities for the substantiation of such expenditures as deductible business expenses of the Bank and not as compensation to Executive.

F.    TERMINATION

1.   Termination for Cause.    The Bank may terminate this agreement at any time without further obligation or liability to Executive, by action of the Board of Directors, if Executive: (a) fails to perform or habitually neglects the duties which he is required to perform hereunder; (b) engages in illegal activity which materially adversely affects the Bank's reputation in the community or which evidences the lack of Executive's fitness or ability to perform Executive's duties as determined by the Board of Directors in good faith; (c) engages in the use or possession of any controlled substance or in chronic abuse of alcoholic beverages; (d) exhibits personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform his stated duties, or willful violation of any law, rule, regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or (e) commits any act which would cause termination of coverage under the Bank's Bankers' Blanket Bond as to Executive (as distinguished from termination of coverage as to the Bank as a whole). Such termination shall not prejudice any remedy which the Bank may have at law, in equity, or under this Agreement. The Bank may also terminate this Agreement without further obligation or liability to Executive in the event that the Bank is not licensed to do business, does not receive a Certificate of Authority to commence the business of banking from the Office of the Comptroller of the Currency or fails to obtain insurance of accounts from the Federal Deposit Insurance Corporation for any reason. Termination pursuant to this Paragraph F.1 shall become effective immediately upon notice to Executive of termination from the Bank.

2.    Death Or Disability.    In the event of Executive's death, or if Executive is found to be physically or mentally disabled (as hereinafter defined) as determined by the Board of Directors in good faith, this Agreement shall terminate without any further liability or obligation to Executive.

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For purposes of this Agreement only, "physically or mentally disabled" shall be defined as that term is defined in the Bank's disability policy as in effect from time to time; if for any reason no such policy is in effect, then " physically or mentally disabled" shall be defined as Executive being unable to fully perform under this Agreement for a continuous period of One-hundred, twenty (120) days or a cumulative period of One-hundred, Eighty (180) days in any one calendar year. If there should be a dispute between the Bank and Executive as to Executive's physical or mental disability for purposes of this Agreement, the question shall be settled by the opinion of an impartial reputable physician or psychiatrist agreed upon by the parties or their representatives, or if the parties cannot agree within ten (10) days after a request for designation of such Party, then by a physician or psychiatrist designated by the San Bernardino County Medical Association. The certification of such physician or psychiatrist as to the question in dispute shall be final and binding upon the parties hereto.

3.    Action by Supervisory Authority.    If the Bank is closed or taken over by the Comptroller of the Currency or other supervisory authority, including the Federal Deposit Insurance Corporation, or if such supervisory authority should exercise its enforcement powers to remove Executive from office or suggest such removal, the Bank may immediately terminate this Agreement without further liability or obligation to Executive.

4.    Merger or Corporate Dissolution.    In the event of a "Terminating Event" as defined below, this Agreement shall not be terminated, in which case the surviving or resulting corporation, the transferee of the Bank's assets, or the Bank shall be bound by and shall have the benefit of the provisions of this agreement. In the event Executive's employment is actually or constructively terminated in connection with or following such a Terminating Event, Executive shall be entitled to the same severance benefits as contemplated by Paragraph F .5 below. For purposes of this Paragraph F .4, constructive termination shall include: (i) any decrease in salary or benefits below those in effect for Executive immediately prior to the Terminating Event, (ii) any demotion to a position below that of an executive officer, or (iii) any relocation of Executive more than 30 miles from his principal place of business immediately prior to the Terminating Event. Notwithstanding any provision to the contrary in this Paragraph F.4, no severance benefits shall be payable to Executive hereunder if Executive's employment is terminated for any of the reasons delineated in Paragraph F.1 hereof.

For purposes of this Paragraph F.4, a "Terminating Event" shall include: (i) a reorganization, merger, or consolidation of the Bank with one or more corporations as a result of which the Bank will not be the surviving corporation, (ii) a sale of substantially all the assets and property of the Bank to another person, corporation or entity, or (iii) a "change in control," i.e., any other single transaction involving the Bank (such as a tender offer) where there is a change in ownership of at least twenty-five percent (25%) of the Bank's outstanding shares, unless such change in ownership results from (i) a transfer of shares to another corporation in exchange for at least eighty percent (80%) control of that corporation, (ii) the issuance of additional shares of stock by the Bank in a secondary stock offering, private placement or similar transaction, or (iii) any acquisition in which the Bank will be the surviving entity.

In addition, and notwithstanding any of the foregoing, if the Bank is not the surviving entity in any transaction contemplated above and said transaction is in any manner the result of the then poor financial condition of the Bank, however caused, including, but not limited to, lack of profitability, deterioration of asset condition or defalcation, or such action is the result of any suggestion or order of the Comptroller or the FDIC, then, in such event, this Agreement shall terminate immediately upon the consummation of such transaction and Executive agrees that all rights, duties and obligations and benefits herein conferred shall thereupon terminate and that Executive shall be entitled to no further compensation or benefits from the Bank other than as required by applicable law.

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5.    Termination At Will.    Pursuant to the provisions of 12 U.S.C. Section 24 and notwithstanding any other provision to the contrary contained herein, it is agreed by the parties hereto that the Bank may at any time elect to terminate this Agreement and Executive's employment by the Bank for any reason by action of its Board of Directors. Any termination under this Paragraph F.5 shall be effective immediately upon the Bank's giving of notice to Executive, and all benefits provided by the Bank hereunder to Executive shall thereupon cease, other than the severance benefits contemplated herein, and the insurance benefits provided to Executive hereunder which shall be continued by the Bank for a period not to exceed Ninety (90) days after termination. Notwithstanding the foregoing, it is agreed that in the event of such termination, Executive shall be entitled to receive a lump sum payment equal to the lesser of eighteen (18) months' severance pay or the balance due under the Agreement, but in no event less than six (6) months salary. If Executive is entitled to receive payments pursuant to this Paragraph F.5 and the event causing such payment occurs within sixty (60) days of the Bank's fiscal year end, the Bank's Board of Directors, or a duly authorized committee thereof, shall consider an additional payment to Executive based on Executive's pro rata share of a mandatory bonus, if any, for such fiscal year. Such action shall not be construed as a breach of this Agreement, and the payment of the benefits stated above shall constitute full and complete performance by the Bank of its obligations hereunder.

6.    Effect of Termination.     In the event of the termination of this Agreement prior to the completion of the Term specified herein, Executive shall be entitled to the salary earned by Executive prior to the date of termination as provided for in this Agreement, computed pro rata up to and including that date; but Executive shall be entitled to no further compensation for services rendered after the date of termination, except as provided in Paragraphs FA and F.5 above in the event that if Executive's employment is terminated pursuant to either Paragraph F.4 or F.5 hereof.

G.    GENERAL PROVISIONS

1.    Trade Secrets.    During the Term, Executive will have access to and become acquainted with what Executive and the Bank acknowledge are trade secrets, to wit, knowledge or data concerning the Bank, including its operations and business, and the identity of customers of the Bank, including knowledge of their financial condition, their financial needs, as well as their methods of doing business. Executive shall not disclose any of the aforesaid trade secrets, directly or indirectly, or use them in anyway, either during the Term or for a period of one year thereafter, except as required in the course of Executive's employment with the Bank.

2.     Indemnification.   To the maximum extent and when permitted by applicable law, the Articles of Association, Bylaws and/or resolutions of the Bank in effect from time to time (except as limited below), the Bank shall indemnify Executive against liability or loss arising out of Executive's actual or asserted misfeasance or non-feasance in the performance of Executive's duties or out of any actual or asserted wrongful act against, or by, the Bank including but not limited to judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals there from. However, the Bank shall have no duty to indemnify Executive with respect to any claim, issue or matter as to which Executive has been adjudged to be liable to the Bank in the performance of his duties, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all of the circumstances of the case, Executive is fairly and reasonably entitled to indemnification for the expenses which such court shall determine. The Bank shall endeavor to maintain Directors and Officers Liability Insurance to indemnify and insure the Bank and Executive from and against the aforesaid liabilities, and unless otherwise required by law, the Bank shall have no duty to indemnify Executive in any amount which exceeds the Bank's insurance coverage. The provisions of this Paragraph G.2 shall apply to the estate, executor, administrator, heirs, legatees or devisees of Executive.

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3.     Arbitration.    In the event of a breach or dispute pertaining to or arising from this Agreement, the parties hereto agree that any such dispute between the parties arising out of any section of this Agreement except Paragraphs G.1 and G.2 will, on the written notice of one party served on the other, be submitted to binding arbitration governed by the laws, rules, regulations and ordinances applicable in San Bernardino County, State of California. In such event, each of the parties will appoint one person as an arbitrator to hear and determine the dispute and if they are unable to agree, then the two arbitrators so chosen will select a third impartial arbitrator whose decision will be final and conclusive upon the parties. A material or anticipatory breach of any section of this Agreement shall not release either party from the obligations of this Paragraph G.5.

4.     Notices.    Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to be duly given upon personal delivery (professional courier acceptable); three (3) calendar days following deposit in the United States mail by either certified or registered mail, with return receipt requested, postage prepaid; or upon receipt of written confirmation of transmission if delivered by facsimile, addressed to the party at the address appearing at the beginning of this Agreement. Either party may change its address by written notice in accordance with this Paragraph G.6. (In the case of the Bank's address, no notice need be given of the change to its permanent address of 14245 Pipeline Avenue, Chino, California 91710).

5.     Applicable Law.    Except to the extent governed by the laws of the United States, this Agreement is to be governed by and construed under the laws of the State of California.

6.     Captions and Paragraph Headings.   Captions and paragraph headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

7.     Invalid Provisions.   Should any provision of this Agreement for any reason be declared invalid, void, or unenforceable by a court of competent jurisdiction, the validity and binding effect of any remaining portion shall not be affected, and the remaining portions of this Agreement shall remain in full force and effect as if this Agreement had been executed with said provision eliminated.

8.     Entire Agreement.    This Agreement contains the entire agreement of the parties. It supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of Executive by the Bank. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this agreement shall be valid or binding. This Agreement may not be modified or amended by oral agreement, but only by an agreement in writing signed by the Bank and Executive.

19.   Receipt of Agreement.    Executive hereby acknowledges that he has read this Agreement in its entirety and does hereby acknowledge receipt of a fully executed copy thereof. A fully executed copy shall be an original for all purposes, and is a duplicate original.

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20.   Review by Counsel.   Executive represents and warrants to the Bank that he has had this Agreement reviewed by independent legal counsel of his choice, or if he has not, that he has had the opportunity to do so, and hereby waives any claim, objection or defense on the grounds that this Agreement has not been reviewed by legal counsel of his choice.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CHINO COMMERCIAL BANK, N.A.

By	/s/ Thomas A. Woodbury
Thomas A. Woodbury, D.O.,
Chairman of Compensation Committee

By	/s/ Bernard Wolfswinkel
Bernard Wolfswinkel
Chairman

By	/s/ Dann H. Bowman
Dann H. Bowman
President and Chief Executive Officer
("Executive")

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